Davis Commodities Limited

February 28, 2023

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Patrick Kuhn
Theresa Brillant
Nicholas Nalbantian
Mara Ransom

Re:	Davis Commodities Limited
Draft Registration Statement on Form F-1
Submitted February 3, 2023
CIK No. 0001949478

Ladies and Gentlemen:

This letter is in response to the letter dated February 16, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Davis Commodities Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. A Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) is being confidentially submitted to accompany this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 45

1. We note the revisions in response to prior comment 11. Please further expand your discussion to more specifically describe the extent to which changes in results of operations are attributable to changes in prices or changes in the volume or amount of products being sold. For example, you disclose total revenue increased by approximately US$62.6 million, or 47.6%, from approximately US$131.6 million in FY2020 to approximately US$194.2 million in FY2021. Your disclosure should discuss the amount of the change attributable to changes in prices of your commodities and the amount attributable to changes in amount of products being sold.

In response to the Staff’s comments, we revised our disclosure on page 46 and page 51 of the Draft Registration Statement to further expand our discussion to more specifically describe the extent to which changes in results of operations are attributable to changes in prices or changes in the volume or amount of products being sold.

Liquidity and Capital Resource, page 54

2. We note you disclose in this section that the funds raised in this initial public offering will be used for "(b) repayment of certain bank borrowings with the incurred interest expense." However, in the Use of Proceeds section you do not disclose repayment of borrowings. Please clarify this discrepancy. In addition, if any of the indebtedness was incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Item 3.C.3 of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 33 of the Draft Registration Statement to add repayment of certain bank borrowings with the incurred interest expense as one of the use of proceeds. In addition, we also disclosed the use of proceeds of such indebtedness that was incurred within the last year.

Business, page 76

3. We note your response to comment 21 and reissue in part. We note that Customer A, disclosed on pages F-48, has been responsible for 10% of your revenue for over a year. In this section, please disclose the identity of Customer A.

In response to the Staff’s comments, we revised our disclosure on page 67, page 80, page F-24 and page F-48 of the Draft Registration Statement to disclose the identity of Customer A.

Compensation of Directors and Executive Officers, page 112

4. Please update this disclosure for the fiscal year ended December 31, 2022. Refer to Item 6.B of Form 20-F, incorporated by Item 4.a of Form F-1.

In response to the Staff’s comments, we revised our disclosure on page 112 of the Draft Registration Statement to disclose the compensation we paid to our executive officers for fiscal year 2022.

General

5. We note the disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

In response to the Staff’s comments, we respectfully advise the Staff that the industry and market data was derived from two sources, Frost & Sullivan Limited and Bloomberg Finance L.P. We commissioned Frost & Sullivan Limited in June 2022 to produce “The Agricultural Commodity Market Independent Market Research Report”, and obtained the industry data from that report. We will file Frost & Sullivan Limited’s consent as exhibit 99.3. The data of price trends of commodities we referenced in this registration statement was derived from Bloomberg Terminal. We did not commission Bloomberg Finance L.P. to produce that data.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Li Peng Leck
Name:	Li Peng Leck
Title:	Executive Chairwoman and Executive Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC

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